UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

NEW RIVER PHARMACEUTICALS INC.
(Name of Subject Company)

SHUTTLE CORPORATION SHIRE PLC
(Names of Filing Persons - Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

648468205
(Cusip Number of Class of Securities)

Tatjana May General Counsel Shire plc Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP Telephone: +44 1256 894 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
John J. McCarthy, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on March 2, 2007 by Shire plc, a public limited company incorporated under the laws of England and Wales (“Shire”), and Shuttle Corporation, a Virginia Corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shire, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of New River Pharmaceuticals Inc., a Virginia corporation (“New River”), at $64.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 11:59 p.m., New York City time, on Friday, March 16, 2007, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On March 19, 2007, Shire issued a press release announcing the expiration of the waiting period, a copy of which is filed as Exhibit (a)(8) hereto.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(8) Press release issued by Shire dated March 19, 2007.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2007

SHUTTLE CORPORATION

By:	/s/ Matthew Emmens
Name: Matthew Emmens
Title: President

SHIRE PLC

By:	/s/ Matthew Emmens
Name: Matthew Emmens
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(8)	Press release issued by Shire dated March 19, 2007.